November 21, 2014

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	DSW Inc. Form 10-K for year ended February 1, 2014 Filed March 27, 2014 Response dated November 20, 2014 File No. 1-32545

Dear Ms. Jenkins:

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 20, 2014 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K.

Per the telephone conversation with Myra Moosariparambil on November 21, 2014, we are respectfully requesting an extension of an additional 10 business days to complete our response due to the timing of the Company's quarterly earnings release and 10-Q filing. The Company anticipates submitting to the Staff a response to the Comment Letter on or before December 19, 2014.

We are grateful for the Staff’s assistance in this matter. Should you have any questions or comments regarding the foregoing, please contact me at (614) 872-1499.

Sincerely,

/s/ Mary Meixelsperger
Mary Meixelsperger
Senior Vice President and Chief Financial Officer